Exhibit 99.41
PRESS RELEASE

CRESCENT POINT ENERGY SHAREHOLDERS APPROVE ALL RESOLUTIONS AT ANNUAL GENERAL MEETING

May 30, 2013 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX: CPG) held its Annual General Meeting of shareholders in Calgary today. A total of 188.04 million shares (approximately 49.14 % of outstanding common shares) were represented in person or by proxy.

During the regular business proceedings at the meeting, shareholders approved the following resolutions:

1.	The appointment of seven (7) board members for the ensuing year.

2.	The election of individual directors, with shares represented at the meeting voting in favour of individual directors, as follows:

Peter Bannister	99.86%
Paul Colborne	93.44%
Ken Cugnet	96.96%
Hugh Gillard	97.16%
Gerald Romanzin	91.95%
Scott Saxberg	96.91%
Greg Turnbull	73.96%

3.	The special resolution approving amendments to the Company’s articles of incorporation to increase the maximum number of directors the Company may have from seven (7) to eleven (11) directors.

4.	The resolution confirming adoption of a by-law providing advance notice requirements for the nomination of directors, the full text of which is set forth in the Information Circular.

5.	The appointment of PricewaterhouseCoopers LLP as Crescent Point’s auditors.

6.	The resolution to accept the Company’s approach to executive compensation, the full text of which is set forth in the Information Circular.

The biographies of Crescent Point’s board members and more details about the Company’s corporate governance practices are available on www.crescentpointenergy.com.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll free (US & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6